SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   Pacific International Holding, Inc.
             (Name of Small Business Issuer in its charter)

        Utah                                    87-0439580B
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)

633 Franklin Avenue, Suite 265, Nutley, New Jersey               07110
   (Address of principal executive offices)                   (Zip Code)

Issuer=s telephone number: 973-743-6126

Securities to be registered under Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     Each class is to be registered
 _____________________________                ______________________________
 _____________________________                ______________________________

Securities to be registered under Section 12(g) of the Act:
   Common
(Title of Class)

             INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company=s control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company=s chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                                 PART I

Item 1.  Description of Business.

Pacific International Holding, Inc., ("Pacific" or the "Company") was originally incorporated in Utah on November 3, 1986 under the name Pine Bird Mining and Milling, Inc. On April 1, 1994, the Company changed its name to Pacific International Holding, Inc.

The Company has not had active business operations since its inception and is considered a development stage company. The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company=s shareholders.

Reports to Security Holders

Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC=s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Sources of Opportunities

It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria

The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of the management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

As part of the Company=s investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.

Item 2.  Management=s Discussion And Analysis Of Financial Statements

Plan of Operation

The Company has little cash and has experienced losses from inception.
As of March 31, 2000, the Company had cash of $470 on hand. As of that date, the Company had no outstanding liabilities. The Company has no material commitments for capital expenditures for the next twelve months.

As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. Since inception, the Company has primarily financed its operations through the sale of common stock.

The Company believes that its current cash needs can be met with the cash on hand or from loans from officers and directors for at least the next twelve months. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company or debt financing.

Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

Item 3.  Description of Property

The Company does not currently own any property. The Company utilizes office space on a rent-free basis in the office of one of its officers located at 633 Franklin Avenue, Suite 265, Nutley, New Jersey 07110. This arrangement is expected to continue until such time as the Company becomes involved in a business opportunity which necessitates expansion or relocation.

Item 4. Security Ownership of Certain Beneficial Owners and Management; Changes in Control

The following table sets forth as of May 18, 2000, the name and the number of shares of the Registrant=s Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 4,844,378 issued and outstanding shares of the Registrant=s Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of  Name and Address of      Amount and Nature of     % of Class
Class     Beneficial Owner         Beneficial Ownership

Common    Kitty Chow (1)(4)                  -0-                 -0-
          633 Franklin Avenues, Suite 265
          Nutley,  New Jersey  07110

Common    Kuen Chu (1)(2)(4)                      655,696       13.54%
          11 Hickory Street
          Bloomfield, NJ  07003

Common    Shui Yuen Chan (1)(3)                 3,344,125       69.03%
          2 Jay Court
          Sayville, NY  11782

Common    ACC Jin Tai Industrial Group, Inc.(4) 3,344,125       69.03%
          149-48 Beech Avenue
          Flushing,  New York  11355

Common    PH Gold Financial Company               644,000       13.29%
          11 Hickory Street
          Bloomfield,  NJ  07003


Common    Officers and Directors                3,999,821       82.56%
as a Group: 3 people

(1)  Officer and/or director.

(2) Mr. Chu owns 11,696 shares directly and as a control person of PH Gold Financial Company, Mr. Chu is considered beneficial owner of the 644,000 shares held by PH Gold Financial Company.

(3) Mr. Chan is the president of ACC Jin Tai Industrial Group, Inc., and as such is considered to have beneficial ownership of the 3,344,125 shares held by ACC Jin Tai Industrial Group, Inc.

(4) Ms. Chow and Mr. Chu are shareholders of ACC Jin Tai Industrial Group, Inc., but do not have control positions nor are they officers or directors of that Company and therefore are not considered to have any beneficial ownership through ACC Jin Tai Industrial Group, Inc.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth as of May 18, 2000, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name                Age     Position              Director or Officer Since

Kitty Chow          56   President and Director        December, 1997

Kuen Chu            53   Secretary, Treasurer and      April, 1994
                         Director

Shui Yuen Chan      60   Director                      December, 1997


All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

Set forth below is certain biographical information regarding each of the Company=s executive officers and directors:

Lady Kitty Chow, President and Director, age 56. Lady Chow graduated from Tian Chiang University of Taiwan and earned a certificate from New York University for property appraisal in 1987. She has been extensively involved in New York City real estate. Lady Chow is currently president of Yen Tung Consulting Corp., which is a real estate/mortgage and building management company. Lady Chow has had long term experience in financing enterprises. Lady Chow is a Deputy Principal of Beijing Youth Enterprises Management College. Lady Chow is also an outstanding member of the Chinese-American Friendship Trading Association, which is a non-profit organization with over 280 members in the U.S.

Kuen Chu, Secretary and Director, age 53. Mr. Chu received a Bachelor Degree in Mechanical Engineering from City College of New York and has continued his education by attending the Advanced Interactive Technology school, an authorized Microsoft Training Center. A General Engineer in the US Army, Mr. Chu became a China Business Consultant with Forgamo, Inc. in May 1986. He was there until January 1993 where he worked with legal and accounting firms in both Beijing, China and New York. Since 1993, Mr. Chu has been a China Business Consultant for Frontier Financial Service Co., Ltd. where he is a liaison between client companies and the financial communities both in China and the United States. Mr. Chu advises clients on various merger deals and other financial matters.

Shui Yuen Chan, Director, age 60. Mr. Chan owns two Chinese restaurants and a clothing importing company in Nassau County, New York. Mr. Chan became involved with the China trade in the early 1980's and has established excellent relationships with certain provincial government officials in China. Mr. Chan has been a member of the Chinese Business Association of New York City since 1986.

To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.  Executive Compensation.

     No compensation has been paid to any officer or director of the Company in the past three years. There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any officers or directors of the Company which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

The Company has no arrangements for the remuneration of its officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company=s behalf in the investigation of business opportunities. No remuneration has been paid to the Company=s officers or directors prior to the filing of this Form 10-SB. There are no agreements or understandings with respect to the amount or remuneration those officers and directors are expected to receive in the future. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

Compensation of Directors

None.

Employment Contracts and Termination of Employment and Change in Control Arrangement

There are no employment contracts between the Company and any of its officers or directors. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person=s employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person=s responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

Although there are no current related party transactions, the Company=s officers, directors and major shareholder have made an oral undertaking to make loans to the Company in amounts sufficient to enable the Company to satisfy its reporting requirements and other obligations incumbent on it as a public company, and to commence, on a limited basis, the process of investigating possible merger and acquisition candidates. Any such loans will be interest free and are intended to be repaid at a future date, if or when the Company shall have sufficient funds. The potential loans are intended to provide for the payment of filing fees, professional fees, printing and copying fees and other miscellaneous fees.

The Company utilizes office space provided by Kuen Chu, an officer and director of the Company, at no charge to the Company.

Item 8.  Description of the Securities.

The Company is presently authorized to issue 60,000,000 shares of $.001 par value common stock. All shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders= meeting.

Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to Shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any shares.

The common stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

The Company has appointed American Registrar and Transfer Company, 342 East 900 South, Salt Lake City, UT 84111, telephone 801-363-9065, as the transfer agent and registrar for the Company=s securities.

                                 PART II

Item 1. Market Price of and Dividends on the Registrant=s Common Equity and Other Shareholder Matters.

There currently is no trading market for the Company=s $.001 par value common stock nor has there been a trading market for the Company=s stock since its inception..

As of May 18, 2000, there were 130 shareholders holding 4,844,378 shares of common stock.
The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company=s ability to pay dividends is subject to limitations imposed by Utah law. Under Utah law, dividends maybe paid to the extent that the corporation=s assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.  Legal Proceedings.

No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company=s officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company=s interests.

Item 3.  Changes in and Disagreements with Accountants.

None.

Item 4.  Recent Sales of Unregistered Securities.

     In 1998, the Company sold 3,344,155 shares of common stock for $3,344 cash. The stock was sold in a private transaction not involving any public sales. The Company relied upon Section 4(2) of the Securities Act to effect the transaction.

     In 1998, the Company sold 600,000 shares of common stock for $600 cash to individuals. The stock was sold in a private transaction not involving any public sales. The Company relied upon Section 4(2) of the Securities Act to effect the transaction.

Item 5.  Indemnification of Directors and Officers.

There are no provisions in the Utah corporate law or the Articles of Incorporation of the Company requiring the corporation to indemnify any of the Company=s officers and directors.

The Articles of Incorporation of the Company provide by indemnification as follows:

     1. The corporation shall indemnify any person who was or is a part or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court of chancery of the state of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of these, such person is fairly and reasonably entitled to indemnity for such expenses which the court of chancery of the state of Delaware or such other court shall deem proper.

     3. To the extent that any person referred to in paragraphs 1 and 2 of this Article Thirteenth has been successful on the merits or otherwise in defense of any action, suit or proceedings referred to therein or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     4. Any indemnification under paragraphs 1 and 2 of this Article thirteenth (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs 1 and 2 of this Article Thirteenth. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

     5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as provided in this Article Thirteenth.

     6. The indemnification provided by this Article Thirteenth shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall insure to the benefit of the heirs, executors and administrators of such a person.

     7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article Thirteenth.

8. For the purposes of this section, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

The by-laws of the Company provide by indemnification as follows:

The corporation shall, to the maximum extent permitted by the Utah General Corporation Law, indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation. For purposes of this Section, an "agent" of the corporation includes any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company=s Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                PART F/S

     The financial statements of the Company appear at the end of this report following the signature page, beginning with the Index to Financial Statements.

                                PART III

Item 1.  Index and Description of Exhibits.

Exhibit
Number    Title of Document                            Location

1         Articles of Incorporation                    EX-3.(i).1
2         Amendment to Articles of Incorporation       EX-3.(i).2
3         Amendment to Articles of Incorporation       EX-3.(i).3
4         Amendment to Articles of Incorporation       EX-3.(i).4
5         Bylaws                                       EX-3.(ii)
6         Financial Data Schedule                      EX-27

                               SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                   PACIFIC INTERNATIONAL HOLDING, INC.


Date: June 6, 2000                 By: /s/ Kitty Chow
                                   ------------------------
                                   Kitty Chow, President

Date: June 6, 2000                 By: /s/ Kuen Chu
                                   ------------------------
                                   Kuen Chu, Secretary and Treasurer

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: June 6, 2000                 By: /s/ Kitty Chow
                                   ------------------------
                                   Kitty Chow
                                   Director

Date: June 6, 2000                 By: /s/ Kuen Chu
                                   ------------------------
                                   Kuen Chu
                                   Director

Date: June 6, 2000                 By: /s/ Shui Yuen Chan
                                   ------------------------
                                   Shui Yuen Chan
                                   Director


                 INDEX TO THE FINANCIAL STATEMENTS



Independent Auditor's Report

Balance Sheet for the Quarter Ended March 31, 2000, and the Years Ended December 31, 1999 and December 31, 1998

Statements of Operations for the Three Months Ended March 31, 2000, For the Years Ended December 31, 1999 and December 31, 1998, and for the Period from Inception (November 3, 1986) to March 31, 2000

Statement of Stockholders' Equity from Inception, November 2, 1986 through March 31, 2000.

Statements of Cash Flows for the Three Months Ended March 31, 2000, For the Years Ended December 31, 1999 and December 31, 1998, and for the Period from Inception (November 3, 1986) to March 31, 2000




                   PACIFIC INTERNATIONAL HOLDING, INC.
                      (A Development Stage Company)

                          FINANCIAL STATEMENTS

                                  WITH

                      INDEPENDENT  AUDITOR'S REPORT


                   PACIFIC INTERNATIONAL HOLDING, INC.
                      (A Development Stage Company)


                                CONTENTS


                                             PAGE

Independent Auditor's Report                                      1

Balance Sheets                                                    2

Statements of Operations                                          3

Statement of Stockholders' Equity                                 4

Statements of Cash Flows                                          6

Notes to Financial Statements                                     7



[Letterhead]


Independent Auditor's Report


Board of Directors and Stockholders
Pacific International Holding, Inc.


I have audited the accompanying balance sheets of Pacific International Holding, Inc., (a development stage company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from November 3, 1986 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific International Holding, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, and from November 3, 1986 (Inception), to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and 5, the Company is in the development stage and has limited assets and working capital, and has sustained losses from its inception and during its development stage which raise substantial doubt about its ability to continue as a going concern. Management plans regarding those matters is also discussed in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ David T. Thomson P.C.

Salt Lake City, Utah
May 9, 2000


                    PACIFIC INTERNATIONAL HOLDING, INC.
                       ( Development Stage Company )
                              BALANCE SHEETS
                                   Mar 31,   Dec 31,   Dec 31,
                                    2000      1999      1998
                                   -------   -------   -------
                                 (Unaudited)
                           ASSETS
CURRENT ASSETS

  Cash                             $  470   $   615   $   920
  Prepaid expenses                      -         -     1,005
                                  --------  --------  --------
    Total Current Assets              470        615     1,925
                                  --------  --------  --------
TOTAL ASSETS                        $ 470    $   615   $ 1,925
                                  ========  ========  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                 $    -   $     -   $   727
  State franchise tax payable           -       100         -
  Accrued interest payable              -         -        53
  Current portion - note payable        -         -     1,050
                                   -------  --------  --------
   Total Current Liabilities            -       100     1,830
                                   -------  --------  --------
NONCURRENT LIABILITIES
Note payable - noncurrent portion       -         -     3,629
                                   -------  --------  --------
STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $0.001 par value,
  60,000,000 shares authorized,
  4,844,378 share issued
  outstanding all periods
  presented                         4,844     4,844     4,844

 Additional paid-n capital         38,948    38,948    28,709
 Deficit accumulated
  during development stage        (43,322)  (43,277)  (37,087)
                                  --------  --------  --------
Total Stockholders'
    Equity (Deficit)             $    470   $   515   $(3,534)
                                  --------  --------  --------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY           $    470   $   615   $ 1,925
                                  ========  ========  ========

The accompanying notes are an integral part of these financial statements.

                    PACIFIC INTERNATIONAL HOLDING, INC.
                       ( Development Stage Company )
                         STATEMENTS OF OPERATIONS
                             For the           For the       From Inception
                           Three Months       Year Ended     (Nov 3, 1986)
                         Mar 31,   Mar 31,  Dec 31,  Dec 31,       to
                          2000      1999     1999     1998    Mar 31, 2000
                         -------   -------  -------  -------  ------------
                            (Unaudited)                        (Unaudited)
REVENUES
 Milling lease income    $     -   $    -   $     -   $      -   $ 4,000
                           -----    -----    ------    -------    ------
EXPENSES
 Accounting                    -      315     1,990      1,080     3,070
 Amortization expense          -        -         -          -       783
 Bank charges                 45       51       177        144       683
 Filing fees                   -        -         -          -       150
 Interest                      -      157       289        441       905
 Legal & professional fees     -        -         -        730     8,980
 Millsite lease costs          -        -         -          -     5,400
 Miscellaneous expense         -        -         -        601       601
 Office expense                -        -         -        222       222
 Penalties                     -        -         -        160       580
 Rent                          -    2,448     3,264      6,794    10,058
 Shareholders expenses         -        -       104        205       309
 State Franchise Tax           -        -       100        100       900
 Telephone                     -      218       266        790     1,056
 Travel                        -        -         -      5,300     5,300
 Write-off Millsite lease
 and uncollectible loan        -        -         -          -    11,025
                          ------   ------    ------     ------    ------
     Total Expenses           45    3,189     6,190     16,567    50,022
                          ------   ------    ------     ------    ------
NET INCOME (LOSS)
  BEFORE TAXES               (45)  (3,189)   (6,190)   (16,567)  (46,022)

PROVISION FOR INCOME TAXES     -        -         -          -         -
                          ------   ------    ------     ------    ------
NET INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEMS         (45)  (3,189)   (6,190)   (16,567)  (46,022)

EXTRAORDINARY ITEMS
 Forgiveness of debt           -        -         -          -     2,700
                          ------   ------    ------     ------    ------
NET INCOME (LOSS)        $   (45) $(3,189)  $(6,190)  $(16,567) $(43,322)
                          ======   ======    ======     ======    ======

EARNINGS (LOSS)
   PER SHARE             $ (0.00)  $ (0.00)  $ (0.00) $ (0.00)   $ (0.01)
                          ======    ======    ======   ======     ======



The accompanying notes are an integral part of these financial statements.

                    PACIFIC INTERNATIONAL HOLDING, INC.
                       ( Development Stage Company )
                     STATEMENT OF STOCKHOLDERS' EQUITY

                                                     Deficit
                                                   Accumulated
                                       Additional   During the
                       Common Stock      Paid-in    Development
                    Shares      Amount   Capital      Stage       Total
                    -------   --------  ---------  ------------  ---------

BALANCE,
at November 3, 1986          -  $     -   $      -   $       -    $     -
 (Inception)

Shares issued to
 initial stockholders
 for cash,
 November 3, 1986
 at $.01 per share     200,000    2,000          -           -      2,000

Shares issued to
 initial stockholders
 in exchange for
 Millsite Lease
 assignment,
 November 1896 at
 $.01 per share        802,500    8,025          -           -      8,025

Net income (loss)
 from November 3,
 1986 (inception) to
 December 31, 1986           -        -          -      (1,078)    (1,078)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1986   1,002,500   10,025          -      (1,078)     8,947

Net income (loss)
 for the year ended
 December 31, 1987           -        -          -         906        906
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1987   1,002,500   10,025          -        (172)     9,853

Capital contributed
 by related party            -        -      1,050           -      1,050

Net income (loss)
 for the year ended
 December 31, 1988           -        -          -     (10,348)   (10,348)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1988   1,002,500   10,025      1,050     (10,520)       555

Net income (loss)
 for the year ended
 December 31, 1989           -        -          -        (184)      (184)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1989   1,002,500   10,025      1,050     (10,704)       371

Net income (loss)
 for the year ended
 December 31, 1990           -        -          -        (180)      (180)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1990   1,002,500   10,025      1,050     (10,884)       191

Net income (loss)
 for the year ended
 December 31, 1991           -        -          -        (161)      (161)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1991   1,002,500   10,025      1,050     (11,045)        30

Net income (loss)
 for the year ended
 December 31, 1992           -        -          -         (24)       (24)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1992   1,002,500   10,025      1,050     (11,069)         6

Capital contributed
 by stockholder              -        -        782           -        782

Net income (loss)
 for the year ended
 December 31, 1993           -        -          -        (788)      (788)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1993   1,002,500   10,025      1,832     (11,857)         -

Change in authorized
 shares from 5,000,000
 to 50,000,000 and
 par value from $.01
 to $.001                    -   (9,023)     9,023           -          -

Shares issued for
 professional
 compensation and for
 consulting services
 at par value of
 $.001 per share     8,000,000    8,000          -           -      8,000

Capital contributed
 by related party            -        -         25           -         25

Net income (loss)
 for the year ended
 December 31, 1994           -        -          -      (8,125)    (8,125)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1994   9,002,500    9,002     10,880     (19,982)      (100)

Capital contributed
 by related party            -        -         25           -         25

Net income (loss)
 for the year ended
 December 31, 1995           -        -          -        (171)      (171)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1995   9,002,500    9,002     10,905     (20,153)      (246)

Capital contributed
 by related party            -        -         25           -         25

Net income (loss)
 for the year ended
 December 31, 1996           -        -          -        (179)      (179)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1996   9,002,500    9,002     10,930     (20,332)      (400)

Reverse split on a
 basis of 1 for 10  (8,102,277)  (8,102)     8,102           -          -

Capital contributed
 by related party            -        -         25           -         25

Net income (loss)
 for the year ended
 December 31, 1997           -        -          -        (188)      (188)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1997     900,223      900     19,057     (20,520)      (563)

Sale of stock to
 a corporation for
 cash at $.001 par   3,344,155    3,344          -           -      3,344

Sale of stock to
 certain
 individuals for
 cash at $.001 par     600,000      600          -           -        600

Capital contributed
 by related party            -        -      9,652           -      9,652

Net income (loss)
 for the year ended
 December 31, 1998           -        -          -     (16,567)   (16,567)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1998   4,844,378    4,844     28,709     (37,087)    (3,534)

Capital contributed
 by related party            -        -     10,239           -     10,239

Net income (loss)
 for the year ended
 December 31, 1999           -        -          -      (6,190)    (6,190)
                     ---------   ------    -------      ------     ------
BALANCE,
 December 31, 1999   4,844,378    4,844     38,948     (43,277)       515

Net income (loss)
 for the three
 months ended
 March 31, 2000
 (Unaudited)                 -        -          -         (45)       (45)
                     ---------   ------    -------      ------     ------
BALANCE,
 March 31, 2000      4,844,378   $4,844    $38,948    $(43,322)     $ 470
 (Unaudited)         =========   ======    =======      ======     ======


The accompanying notes are an integral part of these financial statements.

                    PACIFIC INTERNATIONAL HOLDING, INC.
                       ( Development Stage Company )
                          STATEMENT OF CASH FLOWS
                             For the           For the       From Inception
                           Three Months       Year Ended     (Nov 3, 1986)
                         Mar 31,   Mar 31,  Dec 31,  Dec 31,       to
                          2000      1999     1999     1998    Mar 31, 2000
                         -------   -------  -------  -------  ------------
                            (Unaudited)                        (Unaudited)

CASH FLOWS FROM
OPERATING ACTIVITIES

 Cash paid for Millsite
  Lease                 $     -  $     -   $     -   $     -   $ (4,000)
 Cash paid for
  Organization costs          -        -         -         -       (783)
 Cash paid for interest       -        -      (289)     (137)      (426)
 Cash paid for expenses    (145)  (3,604)   (5,576)  (13,275)   (21,787)
                         ------   ------    ------   -------    -------
  Net cash (used) by
   operating activities    (145)  (3,604)   (5,865)  (13,412)   (26,996)
                          ------   ------    ------   -------    -------
CASH FLOWS FROM INVESTING
ACTIVITIES
 Loan to stockholder          -        -         -         -     (3,000)
                          ------   ------    ------   -------    -------
 Net cash used in
 investing activities         -        -         -         -     (3,000)
                          ------   ------    ------   -------    -------
CASH FLOWS FROM FINANCING
ACTIVITIES
 Issuance of common
  stock for cash              -        -         -         -      5,944
 Note payable                 -        -         -     5,000      5,000
 Payments on note payable     -     (249)   (4,679)     (321)    (5,000)
 Cash contributed by
  stockholder                 -    3,900    10,239     9,653     21,822
 Loan from related party      -        -         -         -      2,700
                          ------   ------   -------   -------    -------
      Net cash (used) by
   financing activities       -    3,651     5,560    14,332     30,466
                          ------   ------   -------   -------    -------
NET INCREASE (DECREASE)
IN CASH                   (145)      47      (305)      920         470


CASH AT BEGINNING
OF PERIOD                  615      920       920         -           -
                         ------   ------    ------    ------      ------
CASH AT END
OF PERIOD                $ 470    $ 967     $ 615     $ 920       $ 470
                         ======   ======    ======    ======      ======
RECONCILIATION OF NET
 INCOME (LOSS) TO NET
 CASH PROVIDED (USED)
 BY OPERATING ACTIVITIES

NET INCOME (LOSS)          $ (45)  $(3,189)  $(6,190)  $(16,567)  $(43,321)

Adjustments to reconcile
 net (loss) to net cash
 (used) by operating
 activities
   Amortization of
    organization costs         -         -        -          -        783
   Forgiveness of debt         -         -        -          -     (2,700)
   Write-off of Millsite
    Lease and uncollectable
    loan                       -         -        -          -     11,025
   Stock issued for
    payment of expenses        -         -        -          -      8,000
   Change in assets
    and liabilities
     (Increase) decrease in
      stock subscription
      receivable               -         -        -      3,944          -
     (Increase) decrease in
      organization costs       -         -        -          -       (783)
     (Increase) decrease in
      prepaid expenses         -         -    1,005     (1,005)         -
     (Increase) decrease in
      due from officer         -         -        -          -          -
     Increase (decrease) in
      franchise tax payable (100)        -      100       (520)         -
     Increase (decrease) in
      accrued interest payable -        (3)     (53)         9          -
     Increase (decrease) in
      accounts payable         -      (412)    (727)       727          -
                          ------    ------   ------     ------     ------
Net cash (used) by
 operating activities     $ (145)  $(3,604) $(5,865)  $(13,412)  $(26,996)
                          ======    ======   ======     ======     ======

The accompanying notes are an integral part of these financial statements.


                   PACIFIC INTERNATIONAL HOLDING, INC.
                      (A Development Stage Company)

                      NOTES TO FINANCIAL STATEMENTS

NOTE   1 - ORGANIZATION

The Company was organized November 3, 1986 under the laws of the State of Utah under the name Pine Bird Mining & Milling, Inc. On April 1, 1994, the Company changed its name to Pacific International Holding, Inc. The business purpose of the Company was to seek potential business ventures which would allow for long term growth. The Company's offices are located in Nutley, New Jersey. Since its inception the Company has had no operating revenue. The Company has elected a fiscal year end of December 31st. The Company is considered a development stage company as defined in SFAS No. 7.

The Company, has at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors. The Company expended all of its assets during 1993 and has been basically dormant through 1997. The Company has expenses during 1999 and 1998 which were related to costs associated with its search for new business, discussions with potential business partners and tentative efforts to merge with businesses in China. Officers and stockholders of the Company have been contributing cash to the Company to pay expenses required to maintain it's good standing with the State of Utah and to maintain its existence and to provide working capital for its activities initiated in 1998.

NOTE   2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes - Due to a losses at December 31, 1999 and 1998 and operating losses every year, but one, since inception, no provision for income taxes have been provided on these financial statements. There are no deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods. The Company has not filed its Federal tax returns since its inception. It has no operating loss carryforwards because losses it has had since inception have not been established for tax purposes by the filing of applicable tax returns. It is management's intention to file the required Federal tax returns. The Company has filed its Utah State tax returns.

Earnings (Loss) per Share - The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no non-cash financing activities during 1999 and 1998.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Information   -  In the opinion of management, the
unaudited financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly, the financial position of the Company at March 31, 2000 and 1999 and the results of operations and cash flows for the three months then ended. The results of operations and cash flows for the three months ended March 31, 2000 should not necessarily be taken as indicative of the results of operations and cash flows for the entire year ended December 31, 2000.

NOTE   3  -  COMMON STOCK TRANSACTIONS

At inception, the Company sold 200,000 of its shares of commons stock at par ($.01) for $2,000. It also issued 802,500 shares of common stock at par for an assignment of a lease on a millsite in Nevada. The lease assignment was valued at $8,025.

During 1994, the Company increased it authorized shares from 5,000,000 to 50,000,000 shares and changed its par valued to $.001 from $.01 and issued 8,000,000 shares as compensation for professional and consulting services which were valued at par for a total of $8,000.

During 1996, the Company reverse split its shares outstanding on a 1 for 10 basis and changed its authorized shares from 50,000,000 to 60,000,000. All references in the accompanying financial statements to the number of common shares and per share amounts have been restated to reflect the stock split. During 1998, the company issued 3,944,155 of its common stock for cash at a value of $.001 per share for $3,944.

NOTE   4  -  RELATED PARTY TRANSACTIONS

A related party to a stockholder of the Company during 1988 contributed $1,050 to the Company to be used as operating capital. During 1993 through 1999, officers, directors, and stockholders of the Company have contributed additional moneys to the Company to pay certain expenses.

NOTE   5  -  GOING CONCERN

The Company has experienced losses totaling $43,277 from inception through December 31, 1999. The Company's only asset is cash and it has only $515 of equity. The Company has yet to generate any income from operations due to it not yet developing any business activity. Officers of the Company have been paying expenses of the Company required to maintain it's good standing with the State of Utah and to maintain it's existence. In light of these circumstances, the ability of the Company to continue as a going concern is substantially in doubt. The financial statements do no included any adjustments that might result from the outcome of this uncertainty.

Management plans are to seek another entity that wants to consummate an acquisition by allowing the purchasing entity to buy or exchange unissued shares of the Company's common stock in order to become a part of a public company. Management believes its corporate structure and status as a public corporation will make it an attractive business for a small or medium size corporation which is seeking to become a public entity thought the merger with a current public corporation.

NOTE   6  -  EXTRAORDINARY ITEMS AND ASSETS WRITTEN-OFF

During 1988, the Company treated $2,700 of debt as forgiven. Management deemed that the Company would not be required to repay the loan and thus it has been treated as extraordinary income on the financial statements. Also, during 1988 the Company wrote off the Millsite Lease valued at $8,025 and a loan for $3,000 to zero. The assets were deemed to be worthless at the end of 1988. The items have been combined and shown as written-off on the financial statements.

NOTE   7  -  SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

At inception, The Company issued common stock for a millsite lease valued at $8,025. The Company has had no noncash investing activities since inception. During 1993, The Company issued stock to pay for expenses which were valued at $8,000.